P. O. BOX 8902
CUDAHY, WISCONSIN 53110-8902
(414) 747-2611 • FAX (414) 747-2963
May 9, 2011
VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
RE:	REGISTRATION STATEMENT ON FORM S-3, FILED JUNE 25, 2010 (FILE NO. 333-167788) FORM RW — APPLICATION FOR WITHDRAWAL
Ladies and Gentlemen:
          Ladish Co., Inc., a Wisconsin corporation (the “Registrant”), hereby applies, pursuant to 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw the Registration Statement on Form S-3 (Registration No. 333-167788) (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2010 and was not declared effective by the SEC.
          The Registrant is requesting the withdrawal of the Registration Statement because the Registrant will no longer be a publicly traded company and does not intend to sell any of its securities pursuant to the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.
          Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the SEC as soon as reasonably possible.
          If you have any questions regarding this application for withdrawal, please do not hesitate to contact Mark T. Plichta at Foley & Lardner LLP, at (414) 297-5670.

Sincerely, LADISH CO., INC.
By:	/s/ Wayne E. Larsen
	Name:	Wayne E. Larsen
	Title:	Chief Financial Officer